DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04005848

January 12, 2004

Mr. William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2004

Re: Morgan Stanley
Incoming letter dated December 8, 2003

Dear Mr. O'Shaughnessy:

This is in response to your letter dated December 8, 2003 concerning the shareholder proposal submitted to Morgan Stanley by the Central Laborers' Pension, Welfare & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

895421

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

Direct Dial (212) 762-6813
Facsimile No. (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

December 8, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Morgan Stanley Stockholder Proposal
Central Laborers' Pension, Welfare & Annuity Funds**

Dear Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated November 3, 2003 from the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") transmitting a stockholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for its 2004 annual stockholders meeting. See Exhibit A. The Proposal recommends that the Company make certain disclosures about political contributions. The Company intends to omit the Proposal from its proxy materials because the Proposal contains several false and misleading statements such that it would require detailed and extensive revision in order to comply with Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons that follow, we request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials. In the alternative, we request that the Staff require the Proponent to revise the Proposal to remove any statements that violate the aforementioned rule.

Rule 14a-8(i)(3) permits the Company to exclude a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. In the past, the Staff has permitted companies to exclude portions of proposals requesting a company to disclose its political contributions on the grounds that those portions were materially false and misleading. See, e.g., Bangor Hydro-Electric Co. (Mar. 13, 2000)(permitting exclusion of the entire supporting statement of a proposal that the company prepare a report discussing political contributions by the company, its directors and certain of its employees under Rule 14a-8(i)(3)); see also Int'l Tel. & Tel. Corp. (Interfaith Ctr.) (Mar.

1, 1977)(requiring a proponent to delete or revise certain portions of a proposal that the company provide shareholders with a special report on the company's political contributions in Chile because those portions were false and misleading). If a proposal would require detailed and extensive editing in order to bring it into compliance with the proxy rules, the Staff has clarified that a company may omit the proposal in its entirety. See Staff Legal Bulletin No. 14 § E.1 (July 13, 2001)("[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading").

The Proposal contains several materially false and misleading statements that could mislead stockholders. The Proponent suggests throughout the Proposal that Company executives have unbridled discretion to make political contributions using corporate funds, including contributions that may be antithetical to the interests of the Company or its stockholders, as follows:

- "Company executives exercise unbridled discretion over the use of corporate resources for political purposes."
- "[Company executives] make decisions unilaterally and without a stated business rationale for such donations."
- "Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders."
- "[Political] committees...use the company's money in ways that could pose problems for the company's reputation."
- "Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and [*sic*] may be inimical to the interests of stockholders."

The statements made by the Proponent in the Proposal listed above are materially false and misleading to stockholders. Company executives do not have unbridled discretion to unilaterally make decisions about the use of corporate resources for political purposes – they are constrained by the Company's Political Contributions policy, federal legislation, the Municipal Securities Rulemaking Board ("MSRB") rules, and the fiduciary duties that they owe to the Company.

The Company's Political Contributions policy governs all political contributions in the Company's name. For example, the Political Contributions policy:

- prohibits any political contributions, whether in cash or in kind, to state or local officials or candidates in the United States that are intended to influence the awarding of municipal finance business to the Company or the retention of that business;

- includes procedures designed to ensure that the Company does not make political contributions that would violate any applicable prohibition or restriction;

- prohibits the Company from accomplishing indirectly anything prohibited by the Political Contributions policy, such as soliciting others to make prohibited contributions;

- prohibits the bundling of prohibited contributions that are made by others, i.e., collecting and forwarding such contributions to candidates; and

- prohibits the use of personal funds to make political contributions in the name of the Company.

Furthermore, federal election law prohibits the use of corporate funds for political contributions to federal candidates, national party committees and federal political action committees and almost half of the states prohibit corporate contributions.

In addition, the rules of the MSRB place further prohibitions and disclosure requirements on certain political contributions made by a broker-dealer, such as the prohibition on making a contribution to an official of the issuer. See MSRB Rule G-37.

The fiduciary duties of Company executives further place limits on the ability of Company executives to make political contributions with corporate funds that would be antithetical to the interests of the Company and thus antithetical to the interests of the Company's owners, the stockholders, such as contributions that would damage the Company's reputation. Under Delaware statutory and case law, the responsibility for managing the business and affairs of a corporation rests with the board of directors and management. See e.g. Delaware General Corporation Law § 141(a); Canal Capital Corp. v. French, No. 11764, 1992 WL 159008 (Del. Ch. July 2, 1992) (finding that "the details of the business [may be] delegated to...officers, agents and employees"). Both the

Company's directors and officers have fiduciary duties to act in good faith, on an informed basis and in the best interests of the stockholders. See Guth v. Loft, 5 A.2d 503 (Del. 1939) (stating that "[c]orporate officers and directors stand in a fiduciary relation to the corporation and its shareholders"); Smith v. Van Gorkam, 488 A.2d 858 (Del. 1985) (holding that directors have duties of care and loyalty); Aronson v. Lewis, 473 A.2d 805 (Del. 1984) (finding that directors must remain independent in their decision making).

The Proposal provides no support or foundation for the following inflammatory statements:

- "Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders. That is the case with the $500,000 contributed by Morgan Stanley in the 2002 election cycle."

- "[Political] committees...use the company's money in ways that could pose problems for the company's reputation."

- "[C]orporate executives will be free to use the Company's assets for political objectives not shared by and [*sic*] may be inimical to interests of shareholders."

The Staff has permitted companies to exclude portions of stockholder proposals that are nothing more than generalizations without foundation, like the Proponent's aforementioned comments. See, e.g., Maytag Corp. (Mar. 5, 2003) (permitting a company to exclude portions of a shareholder proposal to destagger the company's board where the company argued that those portions contained "unsupported generalizations"). There is no foundation for the aforementioned statements.

The Proponent additionally falsely claims that information about the political contributions made by the Company is not currently available to shareholders. The Proponent states, "Currently, Morgan Stanley is not required to disclose political contributions made with corporate funds." In fact, all political contributions made by the Company are required to be disclosed publicly by either the Company or the recipient committee to the Federal Election Commission, the MSRB, state or local boards of elections or the Internal Revenue Service. Information about the Company's political contributions is readily available to shareholders from these regulatory agencies including via their web sites.

International Telephone and Telegraph ("ITT") challenged a similar proposal that ITT prepare a special report disclosing political contributions made by the company in Chile. ITT argued, among other things, that the proposal was excludable because it was materially false and misleading pursuant to Rule 14a-8(i)(3). For example, the proposal accused ITT of hiding the truth from its shareholders about ITT's political involvement in Chile, when in fact ITT had made disclosures to its shareholders concerning foreign political contributions through both its proxy material and periodic reports to shareholders. The Staff required the proponent to delete or revise the statement and, absent adequate revision, the Staff authorized ITT to omit the statement from its proxy materials. See Int'l Tel. & Tel. Corp. (Interfaith Center) (Mar. 1, 1977); see also Bangor Hydro-Electric Co. (Mar. 13, 2000)(permitting exclusion of the entire supporting statement of a proposal that the company prepare a report discussing political contributions by the company, its directors and certain of its employees under Rule 14a-8(i)(3)). Similarly, the Proponent makes a number of false and misleading statements in the Proposal suggesting that Company executives have unbridled discretion to make political contributions on behalf of the Company, including contributions that may be antithetical to the interests of the Company or its stockholders, and that information about the political contributions made by the Company is not currently available to shareholders, as discussed above. The Company believes that, based on the Staff's prior no-action letters, the Proponent's false and misleading statements should be excludable. In the alternative, the Company believes that the Staff should require the Proponent to substantially revise the Proposal to remove all materially false and misleading statements.

In addition, the Proponent makes the following vague references to uncited source material:

- According to press reports, some companies make substantial contributions that are not generally known to the public to political committees associated with certain political figures.

- The Center for Responsive Politics, a leading campaign finance watchdog organization, reported that the Company's money went to major party committees and congressional campaign dinners.

In the past, the Staff has permitted companies to exclude proposals that are overly vague, with inadequate citations to source materials or, alternatively, required the proponents to revise the proposal to provide adequate citations. For example, Sysco challenged the inclusion of a shareholder proposal requesting that the Sysco's board report on the company's policies relating to food products containing genetically engineered ingredients in its proxy materials earlier this year in part on the grounds that the proposal contained an inadequate citation. Sysco argued that the proposal referred to an "internal study to which no citation [was] given" and, consequently, that portion of the proposal should be excludable. The Staff ordered the proponent to provide a citation to a specific source for the "internal study" and advised the proponent that, absent revision of the proposal in accordance with the Staff's instructions, Sysco would be authorized to omit the reference to the "internal study" from its proxy materials. See Sysco Corp. (Aug. 12, 2003); see also Kmart Corp. (Mar. 28, 2000)(permitting exclusion of a stockholder proposal that the company make certain disclosures about its political contributions as vague and indefinite due to a number of purported historical, legal or Biblical quotations, many with obscure references or no citations at all); Siebel System, Inc. (Apr. 15, 2003)(permitting exclusion of a portion of a proposal requesting the company to adopt a policy on equity compensation of management unless the proponent provided a citation to a specific source for that portion). In light of the Staff's determinations in the aforementioned cases, the Company believes that the vague references made by the Proponent in the Proposal listed above should be excludable or, in the alternative, the Staff should require the Proponent to provide adequate citations.

The Proposal contains so many false, misleading, vague and uncited statements, as discussed above, that it would require substantial revision in order to be in compliance with Rule 14a-8(i)(3). The Staff has determined that the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" if "a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules." See Staff Legal Bulletin No. 14 § E.1 (July 13, 2001); see also Bangor Hydro-Electric Co. (Mar. 13, 2000) (permitting exclusion of the entire supporting statement of a proposal that the company prepare a report discussing political contributions by the company, its directors and certain of its employees under Rule 14a-8(i)(3)). As a result, the Company believes that the entire Proposal should be excludable.

The Company respectfully requests the Staff to confirm that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy materials for its 2004 annual meeting because the Proposal contains so many false and misleading statements that it would require extensive revision in order to be in compliance with Rule 14a-8(i)(3). In the alternative, the Company respectfully requests that the Staff require the Proponent to revise the Proposal to remove any statements that would violate Rule 14a-8(i)(3).

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing the Staff with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. By copy of this letter we are notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of your response under Rule 14a-8.

The Company anticipates that its 2004 proxy materials will be finalized for printing in February 2004 to meet our scheduled definitive filing with the Commission and mailing schedule. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company expects to file its definitive 2004 Proxy Materials with the Commission. Accordingly, the Staff's prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

Copy to:

Barry McAnarney,
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

EXHIBIT A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

November 3, 2003

Donald Kempf, Jr.
Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036

Re: Shareholder Proposal

Dear Mr. Kempf:

The Central Laborers' Pension Fund ("Fund") is submitting the attached shareholder proposal to Morgan Stanley for consideration by the Company's shareholders at its Annual Meeting in 2004. This Proposal is submitted in accordance with Rule 14(a) 8 of the Securities & Exchange Act.

The Central Laborers' Pension Fund is the beneficial owner of more than $2000 worth of shares of Morgan Stanley stock and has held said shares continuously since 1997. It is our intention to continue holding these shares through the Company's Annual Meeting date in 2004.

A letter from the record holder of these securities confirming our ownership will be delivered to you under separate cover.

Please contact me should you have any questions regarding this proposal. Thank you.

Sincerely,

Barry McAnarney
Executive Director

BM/df
Enclosure

Pride of the Industry

Political Disclosure Resolution

Resolved, that the shareholders of Morgan Stanley ("Company") hereby request that the Company prepare and submit to the shareholders of the Company:

1. A report, updated annually, disclosing its policies for political contributions (both direct and indirect) made with corporate funds. The reports shall include, but not be limited to, contributions and donations to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527. This Report shall be disclosed to shareholders through the Company's web site or to shareholders in published form.

2. A semi-annual report of political contributions, disclosing monetary and non-monetary contributions to candidates, parties, political committees and other organizations and individuals described in paragraph 1. This report shall contain the following information:

   a. An accounting of the Company's funds contributed or donated to any of the persons described above;

   b. A business rationale for each of the Company's political contributions or donations; and

   c. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support: As long-term shareholders of Morgan Stanley, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Currently, Morgan Stanley is not required to disclose political contributions made with corporate funds. Company executives exercise unbridled discretion over the use of corporate resources for political purposes. They make decisions unilaterally and without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders.

That is the case with the $500,000 contributed by Morgan Stanley in the 2002 election cycle. The Center for Responsive Politics, a leading campaign finance watchdog organization, reported that the Company's money went to major party committees and congressional campaign dinners. However, shareholders do not know whether that is the full extent of the Company's contributions. According to press reports, some companies make substantial contributions that are not generally known to the public to political committees associated with certain political figures. Those committees, in turn, use the company's money in ways that could pose problems for the company's reputation.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders. There is currently no single source of information providing disclosure to the Company's shareholders on this issue. That is why we urge your support for this critical governance reform.

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

November 3, 2003

Donald Kempf, Jr.
Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036

Re: Central Laborers' Pension Fund - Shareholder Proposal

Dear Mr. Kempf:

U.S. Bank is the record holder of shares of Morgan Stanley held beneficially for the Central Laborers' Pension Fund. U.S. Bank has held more than $2000 worth of Morgan Stanley stock on behalf of Central Laborers' Pension Fund for more than one calendar year from the date of this letter. It is our understanding that Central Laborers' Pension Fund intends to hold the required number of shares of Morgan Stanley stock through the annual meeting date scheduled in calendar year 2004. Thank you.

Sincerely,

Rebecca Hassard
Account Manager

** TOTAL PAGE.02 **

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated December 8, 2003

The proposal requests that Morgan Stanley prepare a report, updated annually, disclosing its policies for political contributions and prepare a semi-annual report disclosing monetary and non-monetary political contributions.

We are unable to concur in your view that Morgan Stanley may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Currently, Morgan Stanley is not . . ." and ends ". . . made with corporate funds";
- delete the word "unbridled" from the sentence that begins "Company executives exercise . . ." and ends ". . . for political purposes";
- delete the words "unilaterally and" from the sentence that begins "They make decisions unilaterally . . ." and ends ". . . for such donations";
- delete the sentence that begins "Company officials may . . ." and ends ". . . and its stakeholders";
- provide a citation to a specific source for the sentence that begins "That is the case . . ." and ends ". . . in the 2002 election cycle";
- provide a citation to a specific source for the sentence that begins "The Center for Responsive Politics . . ." and ends ". . . congressional campaign dinners"; and
- provide a citation to a specific source for the sentences that begin "According to press reports . . ." and end ". . . for the company's reputation."

Accordingly, unless the proponent provides Morgan Stanley with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Morgan Stanley omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

John J. Mahon
Attorney-Advisor